UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13GA

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               State Bancorp, Inc.
                                (Name of issuer)

                                  Common Stock
                         (Title of class of securities)

                                   855716-10-6
                                 (CUSIP number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[x]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855716-10-6

I. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Jerry Spiegel

2.       Check the Appropriate Box if a Member of a Group     (a) [  ]
         Not applicable                                       (b) [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization Citizen of the United States of
         America

         Number of              5.      Sole Voting Power          348,677.1249
         Shares Bene-
         ficially               6.      Shared Voting Power          4,477.0255
         Owned by Each
         Reporting              7.      Sole Dispositive Power     348,677.1249
         Person With:
                                8.      Shared Dispositive Power     4,477.0255

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         539,144.0934

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.      Percent of Class Represented by Amount in Row (9) 4.89%

12.      Type of Reporting Person (See Instructions)
         IN

CUSIP No. 8557 16-10-6

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Emily Spiegel

2.       Check the Appropriate Box if a Member of a Group       (a) [  ]
         Not applicable                                         (b) [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization Citizen of the United States of
         America

         Number of              5.    Sole Voting Power          185,989.9434
         Shares Bene-
         ficially               6.    Shared Voting Power          4,477.0255
         Owned by Each
         Reporting              7.    Sole Dispositive Power     185,989.9434
         Person With:
                                8.    Shared Dispositive Power     4,477.0255

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         539,144.0934

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.      Percent of Class Represented by Amount in Row (9) 4.89%

12.      Type of Reporting Person (See Instructions)
         IN

Item 1.

(a)  Name of Issuer. State Bancorp, Inc.
(b) Address of Issuer's Principal Executive Offices. 699 Hillside Avenue, New Hyde Park, New York 11040-2512

Item 2.

(a)  Name of Person Filing. Jerry Spiegel
     The Securities are beneficially owned by Jerry Spiegel together with his wife, Emily Spiegel, as stated on Exhibit A hereto.
(b) Address of Principal Business Office or, if none, Residence. c/o Spiegel Associates, 375 North Broadway, Jericho, New York 11753
(c)  Citizenship. United States of America
(d)  Title of Class of Securities. Common Stock, par value $5.00 per share
(e)  CUSIP Number. 8557 16-10-6

Item 3. Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 539,144.0934 shares of common stock
(b)  Percent of class owned: 4.89%
(c)  Number of shares as to which the person has:
     i.   Sole power to vote or to direct the vote: 348,677.1249
     ii.  Shared power to vote or to direct the vote: 4,477.0255
     iii. Sole power to dispose or to direct the disposition of: 348,677.1249
     iv.  Shared power to dispose or to direct the disposition of: 4,477.0255

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10. Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 7, 2006

                                             /s/Jerry Spiegel
                                             --------------------
                                             Jerry Spiegel

Exhibit A

We, Jerry Spiegel and Emily Spiegel, hereby affirm that this Schedule 13GA is being filed by both of us as beneficial owners of the aggregate number of shares of State Bancorp, Inc. listed therein.

Dated:   February 7, 2006

                                               /s/Jerry Spiegel
                                               ------------------------------
                                               Jerry Spiegel

                                                /s/Emily Spiegel
                                               ------------------------------
                                               Emily Spiegel